3600 Glenwood Avenue, #104 Raleigh, NC 27612
May 21, 2008
Via EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0506
Re: Triangle Mezzanine Fund LLLP — File No. 814-00738
           Rule 17g-1(g) Fidelity Bond Filing
Ladies and Gentlemen:
     On behalf of Triangle Mezzanine Fund LLLP (the “Fund”), enclosed herewith for filing, pursuant to Rule 17g-1(g) under the Investment Company Act of 1940, are the following:
1.	a copy of the fidelity bond covering the Fund;

2.	the Unanimous Written Consent of the Board of Directors of the Fund in Lieu of a Meeting approving the amount, type, form and coverage of the Fidelity Bond and a statement as to the period for which premiums have been paid; and

3.	the Agreement Regarding Fidelity Bonding dated February 21, 2008 by and among the Fund and Triangle Capital Corporation.
     If you have any questions regarding this submission, please do not hesitate to call me at (919) 719-4789.

Very truly yours,

TRIANGLE CAPITAL CORPORATION

/s/ Steven C. Lilly

Steven C. Lilly Chief Financial Officer

S1W
AIG EXECUTIVE JAB1LITY
JNSURANCE PROVIDED BY THE FOLLOWING MEMBER GF AMERICAN INTERNATIONAL GROUP, INC.
NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.*
A CAPITOL STOCK COMPANY
FINANCIAL INSTITUTION BOND
STANDARD FORM NO. 14, HEVISED TO OCLOTFLR, 1987
BOND HUFNHNROL3-69-96
ITEM 1. IMARNA OL INSURED [HEREIN CALLED INSURED]:
TRIANGLE CAPITAL CORPORATION TRIANGLE MEZZANINE FUND, LLLP
PRINCIPAL ADDRESS: 3600 GLETMXX) AVENUE
SUITE 104 RALEIGH, NC 27612
P»NOD: FROM LATFI A.M. ON FEBRUARY 21. 2008 TO 12:01 A.M. ON FEBRUARY 21, 2009
TIME. I MONTH, DAY, YEAR) (MONTH. DAV.
ITEM 3. THE AGGREGATE LIABILITY OF THE UNDERWRITE DURING IHE BOND PERIOD STIALL BE $5,000,000
ITEM 4-. SUBJECT IC SECTIONS 4 AND 11 HAREOL.
TH* EINGLB LOSS LIMIT OF LIABILIIY IS $5.000,000 AND THE SINGLE LOSS DEDUCT*!* IS $25,000
PROVIDED, HOWEVE-. IHAI IF ANY AMOUNTS ARE INSERTED BELOW OPPOSITE SOACIFIED INSURING AGREE>NEI%TS OR COVERAGE, THOSE SMONNIS SHALL BS CANTROLMNG. ANY AMOUNT SET FONH TS*H>W SHAIR H* PERT OF AND NOI IN ADDICION TO AMOUNTS SET FORTH ABOVE II’ AN INSURING AFLF&ENNSNT OR COVERAGE IS TO BE (TFILETE-RF. INSERT “NO! COVERED.’)
AMOUNT J POLICE BIN; (0:
BASIC BOND COVERAGE
INSURING AGREEMENT |D»- FORCEPV OR ALTFFTATLOH
INAUFIRG AOREJ?MCNT IE)- S.ECURITIE&
OPTFONAL INSURING AGREEMENTS -AND COVERAGES: COMPUTER

Item 6. The Insured by the acceptance of this bond gives notice to the Underwriter terminating or canceling prior bond(s) or policy(ies) No.(s) 966-84-24 such termination or cancelation to be effective as of the time this bond becomes effective.

Premium: $14.071

Elizabeth M. Tuck
SECRETARY

[signature]
PRESIDENT

[signature]
AUTHORIZED REPRESENTATIVE

COUNTERSIGNATURE   DATE   COUNTERSIGNED AT

HILB ROGAL & HOBBS OF ATLANTA INC.
7000 CENTRAL PARKWAY # 700
ATLANTA, GA 30328

1154987

46726 (12/87)   2

THE UNDERWRITER, IN CONSIDERATION OF AN AGREED PREMIUM, AND IN RELIANCE UPON ALL STATEMENTS MADE AND INFORMATION FURNISHED TO THE UNDERWRITER BY THE INSURED IN APPLYING FOR THIS BOND, AND SUBJECT
IN TRANSIT
(C] LOSS OF PROPERTY RESULTING DIRECTLY FROM ROBBERY, COMMON-LAW OR STATUTORY LARCENY, THEFT, MISPLACEMENT, MYSTERIOUS UNEXPLAINABLE DISAPPEARANCE, BEING LOST OR MADE AWAY WITH, AND DAMAGE THERETO OR DESTRUCTION THEREOF, WHILE THE PROPERTY IS IN TRANSIT ANYWHERE IN THE CUSTODY OF
(A) A NATURAL PERSON ACTING AS A MESSENGER OF THE INSURED (OR ANOTHER NATURAL PERSON ACTING AS MESSENGER OR CUSTODIAN DURING AN EMERGENCY ARISING FROM THE JNCAPACITY O*F THE ORIGINAL MESSENGER), OR
|B> A TRANSPORTATION COMPANY AND BEING TRANSPORTED IN AN ARMORED MOTOR VEHICLE, OR
(C| A TRANSPORTATION COMPANY AND BEING TRANSPORTED IN A CONVEYANCE OTHER THAN AN ARMORED MOTOR VEHICLE PROVIDED THAT COVERED PROPERTY TRANSPORTED IN SUCH MANNER IS LIMITED TO THE FOLLOWING:
(IL RECORDS, WHETHER RECORDED IN WRITING OR ELECTRONICALLY, AND
(II) CERTIFICATED SECURITIES ISSUED IN REGISTERED FORRN GND NOT ENDORSED, OR WITH RESTRICTIVE ENDORSEMENTS, AND
(III) NEGOTIABLE INSTRUMENTS NOT PAYABLE TO BEARER, OR NOT ENDORSED, OR WITH RESTRICTIVE ENDORSEMENTS,

COVERAGE UNDER IHTS INSURING AGREEMENT BEGINS IMMEDIATELY UPON THE RECEIPT OF SUCH PROPERTY BY THE NATURAL PERSON OR TRANSPORTATION COMPANY AND ENDS IMMEDIATELY UPON DELIVERY TO THE DESIGNATED RECIPIENT OR ITS AGENT.
FORGERY OR ALTERATION (D| LOSS RESULTING DIRECTLY FROM
(1| FORGERY OR ALTERATION OF. ON OR IN ANY NEGOTIABLE INSTRUMENT (EXCEPT AN EVIDENCE OF DEBT}. ACCEPTANCE. WITHDRAWAL QFDER, RECEIPT FOR THE WITHDRAWAL OF PROPERTY, CERTIFICATE OF DEPOSIT OR LETTER OF CREDIT-
(2) TRANSFERRING, PAYING OR DELIVERING ANY FUNDS OR PROPERTY OR ESTABLISHING ANY CREDIT
OR GIVING ANY VALUE ON THE FAITH OF ANY WRITTEN INSTRUCTIONS OR ADVICES DIRECTED TO THE INSURED AND AUTHORIZING OR ACKNOWLEDGING THE TRANSFER, PAYMENT, DELIVERY OR RECEIPT OF FUNDS OR PROPERTY, WHICH INSTRUCTIONS OR ADVICES PURPORT TO HAVE BEEN SIGNED OR ENDORSED BY ANY CUSTOMER OF THE INSURED OR BV ANY FINANCIAL INSTITUTION BUT WHICH INSTRUCTIONS OR ADVICES EITHER BEAR A SIGNATURE WHICH IS A FORGERY NR HAVE BEEN ALTERED WITHOUT THE KNOWLEDGE AND CONSENT OF SUCH CUSTOMER OR FINANCIAL INSTITUTION.
A MECHANICALLY REPRODUCED FACSIMILE SIGNATURE IS TREATED THE SAME AS A HANDWRITTEN
LS/SB) -2-

SECURITIES
|E} LOSS RESULTING DIRECTLY FROM THE INSURED HAVING, IN GOOD FAITH, FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF OTHERS.
(1} ACQUIR&D, SOLD OR DELIVERED, OR GIVEN VALUE, EXTENDED CREDIT OR ASSUMED LIABILITY, ON THE FAITH OF, ANY ORIGINAL
LA} CERTIFICATED SECURITY,
(B) DEED, MORTGAGE OR OTHER INSTRUMENT CONVEYING TITLE TO, OR CREATING OR
DISCHARGING A LIEN UPON, REAL PROPERTY,
{C) EVIDENCE OF DEBT, (d) INSTRUCTION TO A FEDERAL RESERVE BANK OF THE UNITED STATES, OR
(e) STATEMENT OF UNCERTIFICATED SECURITY OF ANY FEDERA! RESERVE BANK OF THE
UNITED STATES
WHICH
(I) BEARS A SIGNATURE OF ANY MAKER, DRAWER, ISSUER, ENDORSER, ASSIGNOR, , TRANSFER AGENT, REGISTRAR, ACCEPTOR SURETY, GUARANTOR, OR OF PERSON SIGNING IN ANY OTHER CAPACITY WHICH IS 3 FORGERY, OF
(II) IS ALTERED, OR [MI] IS LOST OR STOLEN;
(2) GUARANTEED IN WRITING OR WITNESSED ANY SIGNATURE UPON ANY TRANSFER, ASSIGNMENT,
BILL OF SALE, POWER OF ATTORNEY. GUARANTEE, OR ANY ITEMS LISTED IN LA) THROUGH |C) ABOVE;
(3) ACQUIRED, SOLD OR DELIVERED, OR GIVEN VALUE, EXTENDED CREDIT OR ASSUMED LIABILITY, ON
THE FAITH OF ANY ITEM LISTED IN (A) AND (B) ABOVE WHICH IS A COUNTERFEIT.
A MECHANICALLY REPRODUCED FACSIMILE SIGNATURE IS TREATED THE SAME AS A HANDWRITTEN SIGNATURE.
COUNTERFEIT CURRENCY
(F) LOSS RESULTING DIRECTLY FROM THE RECEIPT BY THE INSURED, IN GOOD FAITH, OF ANY COUNTERFEIT MONEY OF TH* UNITED STATES OF AMERICA, CANADA OR OF ANY OTHER COUNTRY IN WHICH THE INSURED MAINTAINS A BFANCH OFFICE.
GENERAL AGREEMENTS
NOMINEES
A, LOSS SUSTAINED BY ANY NOMINEE ORGANIZED BY THE INSURED FOR THE PURPOSE OF HANDLING CERTAIN OF ITS BUSINESS TRANSACTIONS END COMPRJ&ED EXCLUSIVELY OF ITS EMPLOYEES SHALL, FOR

ALL THE PURPOSES OF THIS BOND AND WHETHER OR NOT ANY PARTNER O-F SUCH NOMINEE IS IMPLICATED IN SUCH LOSS, BE DEEMED TO BE LOSS SUSTAINED BY TRIE INSURED.
ADDITIONAL OFFICES OR EMPLOYEES-CONSOLIDATION. MERGER OF PURCHASE OF ASSETS- NOTICE
B. IF THE INSURED SHALL, WHILE THIS BOND IS IN FORCE, ESTABLISH ANY ADDITIONAL OFFICES, OTHER THAN
BY CONSOLIDATION OR MERGER WITH, OR PURCHASE OR ACQUISITION OF ASSETS OR LIABILITIES OF, ANOTHER INSTITUTION, SUCH OFFICES SHALL BE AUTOMATICALLY COVERED HEREUNDER FROM THE DATE OF SUCH ESTABLISHMENT WITHOUT THE REQUIREMENT OF NOTICE TO THE UNDERWRITER OR THE PAYMENT OF ADDITIONAL PREMIUM FOR THE REMAINDER OF THE PREMIUM PERIOD,
IF THE INSURED SHALL, WHILE THIS BOND IS IN FORCE, CONSOLIDATE OR MERGE WITH OR PURCHASE OR ACQUIRE ASSETS OR LIABILITIES OFR ANOTHER INSTITUTION, THE INSURED SHALL NOT HAVE SUCH COVERAGE AS IS AFFORDED UNDER THIS BOND FOR LOSS WHICH
(A) HAS OCCURRED OR WILL OCCUR IN OFFICES O; PREMISES, OR
(B| HAS BEEN CAUSED OR WILL BE CAUSED TOY AN EMPLOYEE OR EMPLOYEES OF SUCH
INSTITUTION, OR
XI HUE ARISEN OR WILL ARISE OUT OF THE ASSETS OR LIABILITIES ACQUIRED BY THE INSURED AS. A RESULT OF SUCH CONSOLIDATION, MERGER OR PURCHASE OR ACQUISITION OF ASSETS OR
LIABILITIES UNLESS THE INSURED SHALL
TIL GIVE THE UNDERWRITER WRITTEN NOTICE OF THE PROPOSED CONSOLIDATION, MERGER
OR PURCHASE OR ACQUISITION OF ASSETS OR LIABILITIES PRIOR TO THE PROPOSED EFFECTIVE DATE OF SUCH ACTION AND
IN1 OBTAIN THE WRITTEN CONSENT OF THE UNDERWRITER TO EXTEND THE COVERAGE PROVIDED BY THIS BOND TO SUCH ADDITIONAL OFFICES OR PREMISES. EMPLOYEES AND OTHER EXPOSURES, AND
III!) UPON OBTAINING SUCH CONSENT, PAY TO THE UNDERWRITER AN ADDITIONAL PREMIUM,
CHANGE OF CONTROL- NOTICE
C. WHEN THE INSURED LEARNS OF A CHANGE IN CONTROL, IT SHALL GIVE WRITTEN NOTICE TO THE
UNDERWRITER.
AS USED IN THIS GENERAL AGREEMENT, CONTROL MEANS THE POWER TO DETERMINE THE MANAGEMENT OR POLICY OF A CONTROLLING HOLDING COMPANY OR THE INSURED BY VIRTUE OF VOTING STOCK OWNERSHIP. A CHANGE IN OWNERSHIP OF VOTING STOCK WHICH RESULTS IN DIRECT OR INDIRECT OWNERSHIP BV A STOCKHOLDER OR AN AFFILIATED GROUP OF STOCKHOLDERS OF TEN PERCENT (10%) OR MORE OF SUCH STOCK SHALL BE PRESUMED TO RESULT IN A CHANGE OF CONTROL FOR THE PURPOSE OF THE REQUIRED NOTICE.
FAILURE TO GIVE THE REQUIRED NOTICE SHELL RESULT IN TERMINATION OF COVERAGE FOR ANY LOSS INVOLVING A TRANSFEREE, TO BE EFFECTIVE UPON THE DATE OF THE STOCK TRANSFER. REPRESENTATION OF INSURED D. THE TNSURED REPRESENTS THAT THE INFORMATION FURNISHED IN THE APPLICATION FOT THIS BOND IS COMPLETE, TRUE AND CORRECT. SUCH APPLICATION CONSTITUTES PART OF THIS BOND, (8/881 — 4-

ANY MISREPRESENTATION OMISSION, CONCEALMENT OR INCORRECT STATEMENT OF A MATERIAL FACT, IN THE APPLICATION OR OTHERWISE, SHALL BE GROUNDS FOR THE RESCISSION OF THIS BOND.
JOINT INSURED
E. IF TWO OF MORE INAUREDS ARE COVERED UNDER THIS BOND, THE FIRST NAMED INSURED SHALL SET
TOR ALL INSUREDS- PAYMENT BY THE UNDERWRITER TO THE FIRST NAMED INSURED OF LOSS SUSTAINED BY ANY INSURED SHALL FULLY RELEASE THE UNDERWRITER ON ACCOUNT OF SUCH LOSS. IF THE FIRST NAMED INSURED CEASES TO BE COVERED UNDER THIS BOND, THE INSURED NEXT NAMED SHALL THEREAFTER BE CONSIDERED AS THE FIRST NAMED INSURED, KNOWLEDGE POSSESSED OR DISCOVERY MADE BY ANY INSURED SHALL CONSTITUTE KNOWLEDGE 01 DISCOVERY BY ALL INSUREDS FOR ALL PURPOSES OF THIS BOND. THE LIABILITY OF THE UNDERWRITER FOR LOSS OR LOSSES SUSTAINED BY ALL INSUREDS SHALL NOT EXCEED THE AMOUNT FOR WHICH THE UNDERWRITER WOULD HAVE BEEN LIABLE HAD ELL SUCH LOSS OR LOSSES BEEN SUSTAINED BY ONE INSURED.
NOTICE OF LEGAL PROCEEDINGS
AGAINST INSURED-ELECTION TO DEFEND
F. THE INSURED SHALL NOTIFY THE UNDERWRITER AT THE EARLIEST PRACTICABLE MOMENT, NOT TO
EXCEED 30 DAYS AFTER NOTICE THEREOF, OF ANY LEGAL PROCEEDING BROUGHT TO DETERMINE THE INSURED’S LIABILITY FOR ANY LOSS, CLAIM OR DAMAGE, WHICH, IF ESTABLISHED, WOULD CONSTITUTE A COLLECTRBJE LOSS UNDER THIS BOND. CONCURRENTLY, THE INSURED SHALL FURNISH COPIES OF ELL PLEADINGS AND PERTINENT PAPERS TO THE UNDERWRITER.
THE UNDERWRITER, AT ITS SOLE OPTION, MAY ELECT TO CONDUCT -THE DEFENSE OF SUCH LEGAL PROCEEDING, IN WHOFE OR IN PAN. THE DEFENSE BY THE UNDERWRITER SHALL BE IN THE INSURED’S NAME THROUGH ATTORNEYS SELECTED BY THE UNDERWRITER. THE INSURED SHALL PROVIDE ALL REASONABLE INFORMATION AND ASSISTANCE REQUIRED BY THE UNDERWRITER FOR SUCH DEFENSE.
IT THE UNDERWRITER EJECTS TO DEFEND THE INSURED, IN WHOLE OR IN PART, ANY JUDGMENT ^GAINST THE INSURED ON THOSE COUNTS OR CAUSES OF ACTION WHICH THE UNDERWRITER DEFENDED ON BEHALF OF THE INSURED OR ANY SATTLEMENT IN WHICH THE UNDERWRITER PARTICIPATES AND ALL AITOMEYS’ FEES, COSTS AND EXPENSES INCURRED BY THE UNDERWRITER IN THE DEFENSE OF THE LITIGATION SHALL BE A LOSS COVERED BY THIS BOND,
IF THE INSURED DOES NOT GIVE THE NOTICES REQUIRED IN SUBSECTION FA) OF SECTION S OF THIS BOND AND IN THE FIRST PARAGRAPH OF THIS GENERAL AGREEMENT, OR IF THE UNDERWRITER ELECTS NOT TO DEFEND ANY CLAUSES OF ACTION, NEITHER A JUDGMENT AGAINST THE INSURED, NOR A SETTLEMENT OF ANY LEGAL PROCEEDING BY THE INSURED, SHALL DETERMINE THE EXISTENCE, EXTENT OR AMOUNT OF COVERAGE UNDER THIS BOND FOR LOSS SUSTAINED BY THE INSURED, AND THE UNDERWRITER SHALL NOT BE LIABLE FOR ANY ATTORNEYS’ FEES, COSTS AND EXPENSES INCURRED BY THE INSURED.
WHN RESPECT TO THIS GENERAL AGREEMENT, SUBSECTIONS [B) AND ID) OF
SECTION 5 OF THIS BOND APPLY UPON THE ENTRY OF SUCH JUDGMENI OR THE OCCURRENCE OF SUCH SETTLEMENT INSTEAD OF
UPON DISCOVERY OF LOSS. IN ADDITION, THE INSURED MUST NOTIFY THE UNDERWRITER WITHIN 30 DAYS AFTER SUCH JUDGMENT IS ENTERED AGAINST IT OR AFTER THE INSURED SETTLES SUCH LEGAL PROCEEDING, AND SUBJECT TO SUBSECTION (E) OF SECTION 5, THE INSURED MAY NOT BRING LEGAL PROCEEDINGS FOR THE RECOVERY OF SUCH LOSS AFTER THE EXPIRATION OF 24 MONTHS FROM THE DATE OF SUCH FINAL JUDGMENT OR SETTLEMENT.
16/881 — 5-

CONDITIONS AND LIMITATIONS
DEFINITIONS SECTION 1. AS USED IN THIS BOND:
(A) ACCEPTANCE MEANS A DRAFT WHICH THE DRAWEE HAS, BY SIGNATURE WRITTEN THEREON, ENGAGED
TO HONOR ES PRESENTED.
|B] CERTIFICATE OF DEPOSIT MEANS AN ACKNOWLEDGMENT IN WRITING BY A FINANCIAL INSTITUTION OF RECEIPT OF MONEY WITH AN ENGAGEMENT TO REPAY IT,
(C| CERTIFICATED SECURITY MEANS A SHARE, PARTICIPATION OR OTHER INTEREST IN PROPERTY OF <K EN
ENTERPRISE OF THE ISSUER OR EN OBLIGATION OF THE ISSUER, WHICH IS: 11} REPRESENTED BY AN INSTRUMENT ISSUED IN BEARER OR REGISTERED FORM; (2| OF A TYPE COMMONLY DTALT IN ON SECURITIES EXCHANGES OR MARKETS OR COMMONLY
RECOGNISED IN ANY AREA IN WHICH IT IS ISSUED OR DEALT IN AS A MEDIUM FOR INVESTMENT; AND
(3) ERTHER ONE OF A CLASS OR SERIES OF BY ITS TERMS DIVISIBLE INTO A CLASS OF SERIES OF SHARES, PARTICIPATIONS, INTERESTS OR OBLIGATIONS,
[D I COUNTERFEIT MEANS AN IMITATION OF AN ACTUAL VALID ORIGINAL WHICH IS INTENDED TO DECEIVE
AND TO BE TAKEN AS THE ORIGINAL.
(EL EMPLOYEE MEANS:
(1) A NATURAL PERSON IN THE SERVICE OF THE INSURED AT ANY OF THE INSURED’S OFFICES OR
PREMISES COVERED HEREUNDER WHOM THE INSURED COMPENSATES DIRECTLY BY SAIARV OR COMMISSIONS AND WHOM THE INSURED HAS THE RIGHT TO DIRECT AND CONTROL WHILE PERFORMING SERVICES FOR THE INSURED;
(21 AN ATTORNEY RETAINED BY THE INSURED AND AN EMPLOYEE OF SUCH ATTORNEY WHILE EITHER IS PERFORMING LEGAL SERVICES FOR THE INSURED;
(3) A PERSON PROVIDED BY AN EMPLOYMENT CONTRACTOR TO PERFORM EMPLOYEE DUTIES FOR
THE INSURED UNDER THE INSURED’* SUPERVISION AT ANY OF THE INSURED’S OFFICES OR PROMISES COVERED HEREUNDER; AND A GUEST STUDENT PURSUING STUDIES OR DUTIES IN
ANY OF SAID OFFICES OR PREMISES;
(4) AN EMPLOYEE OF AN INSTILUTION MERGED OR CONSOLIDATED WITH -THE INSURED PRIOR TO
THE EFFECTIVE DATE TO THIS BOND;
(5) EACH NATURAL PERSON, PARTNERSHIP OR CORPORATION AUTHORIZED BY THE INSURED TO
PERFORM SERVICES AS DATA PROCESSOR OF CHECKS OR OTHER ACCOUNTING RECORDS OF THA INSURED (NOT INCLUDING PREPARATION OR MODIFICATION OF COMPUTER SOFTWARE OR PROGRAMS), HEREIN CALLED PROCESSOR. (EACH SUCH PROCESSOR, ANT) THE PARTNERS,
(3/88)

OFFICERS AND EMPLOYEES OF SUCH PROCESSOR SHALL, COLLECTIVELY, BE DEEMED TO BE ONE EMPLOYEE FAR ALL THE PURPOSES OF THIS BOND, EXCEPTING, HOWEVER, THE SECOND PARAGRAPH OF SECTION 12. A FEDERAL RESERVE BANK OR CLEARING HOUSE SHALL NOT BE CONSTRUED TO BE A PROCESSOR) AND
16) A PARTNER OF THE INSURED, UNLESS NOT COVERED AS STATED IN ITEM 4 OF THE DECLARATIONS.
(F] EVIDENCE OF DEBT MEANS AN INSTRUMENT, INCLUDING E NEGOTIABLE INSTRUMENT, EXECUTED BY A CUSTOMER OF THE INSURED AND HELD BY THE INSURED WHICH IN THE REGULAR COURSE OF BUSINESS IS TREATED AS EVIDENCING THE CUSTOMER’S DEBT TO THE INSURED,
|G) FINANCIAL INTEREST IN THE INSURED OF THE INSURED’S GENERAL PARTNER(S), OR LIMITED PARTNERS}, COMMITTING DISHONEST OR FRAUDULENT ACTS COVERED BY THIS BOND OR CONCERNED OR IMPLICATED THEREIN MEANS:
11) AS RESPECTS GENERAL PARTNERS THE VALUE OF ALL RIGHT, TITLE AND INTEREST OF SUCH GENERAL PARTNERS), DETERMINED AS OF THE CLOSE OF BUSINESS OF THE DATE OF DISCOVERY OF LOSS COWERED BY THIS BOND, IN THE AGGREGATE OF:
{S| THE “NET WORTH” OF THE INSURED, WHICH FOR THE PURPOSES OF THIS BOND, SHALL BE DEEMED TO BE THE EXCESS OF ITS TOTAL ASSETS OVER ITS TOTAL LIABILITIES, WITHOUT ADJUSTMENT TO GIVE EFFECT TO LOSS COVERED BY THIS BOND, (EXCEPT THAT CREDIT BALANCES AND EQUITIES IN PROPRIETARY ACCOUNTS OF THE INSURED, WHICH SHALL INCLUDE CAPITAL ACCOUNTS OF PARTNERS, INVESTMENT AND TRADING ACCOUNTS OF THE INSURED, PARTICIPANTS OF THE INSURED IN JOINT ACCOUNTS, AND ACCOUNTS OF PARTNERS WHICH ARE COVERED BY AGREEMENTS PROVIDING FOR THE INCLUSION OF EQUITIES THEREIN AS PARTNERSHIP PROPERTY, SHALL NOT BE CONSIDERED AS LIABILITIES! WITH SECURITIES, SPOT COMMODITIES, COMMODITY FUTURE CONTRACTS IN SUCH PROPRIETARY ACCOUNTS AND ALL OTHER ASSETS MARKED TO MARKET OR FAIR VALUE AND WITH ADJUSTMENT FOR PROFITS AND LOSSES AT THE MARKET OF CONTRACTUAL COMMITMENTS FOR SUCH PROPRIETARY ACCOUNTS OF THE INSURED; AND
(B) THE VALUE OF ALL OTHER MONEY, SECURITIES AND PROPERTY BELONGING TO SUCH GENERAL PARTNERS}, OR IN WHICH SUCH GENERAL PARTNERS) HAVE A PECUNIARY INTEREST, HELD BY OR IN THE CUSTODY OF AND LEGALLY AVAILABLE TO THE INSURED AS SET-OFF AGAINST LOSS COVERED BY THIS BOND;
PROVIDED, HOWEVER, THAT IF SUCH “NET WORTH” ADJUSTED TO GIVE EFFECT TO LOSS COVERED BY THIS BOND AND SUCH VALUE OF ALL OTHER MONEY, SECURITIES AND PROPERTY AS SET FORTH IN IG)(1HB) PRECEDING, PLUS THE AMOUNT OF COVERAGE AFFORDED BY THIS BOND ON ACCOUNT OF SUCH LOSS, IS NOT SUFFICIENT TO ENABLE THE INSURED TO MEET ITS OBLIGATIONS, INCLUDING ITS OBLIGATIONS TO ITS PARTNERS OTHER THAN TO SUCH GENERAL PARTNERS}, THEN THE FINANCIAL INTEREST IN THE INSURED, AS ABOVE DEFINED, OF SUCH GENERAL PARTNERS) SHALL BE REDUCED IN AN AMOUNT NECESSARY, OR ELIMINATED IF NEED BE, IN ORDER TO ENABLE THE INSURED UPON PAYMENT OF LOSS UNDER THIS BOND TO MEET SUCH OBLIGATIONS TO THE EXTENT THAT SUCH PAYMENT WILL ENABLE THE INSURED TO MEET SUCH OBLIGATIONS, WITHOUT ANY BENEFIT ACCRUING TO SUCH GENERAL PARTNERS] FROM SUCH PAYMENT; AND
(8/B8J -7-

12} AS RESPECTS LIMITED PARTNERS THE VALUE OF SUCH LIMITED PARTNER’S!1) INVESTMENT IN THE INSURED.
(HT FORGERY MEANS THE SIGNING OF THE NAME OF ANOTHER PERSON OR ORGANIZATION WITH INTENT TO DECEIVE; IT DOES NET MEAN E SIGNATURE WHICH CONSISTS IN WHOLE OR IN PART OF ONE’S OWN NAME SIGNED WITH OR WITHOUT AUTHORITY, IN ANY CAPACITY, FOR ANY PURPOSE.
;I! GUARANTEE MEANS A WRITTEN UNDERTAKING OBLIGATING THE SIGNER TO PAY THE DEBT OF ANOTHER
TO THE INSURED OR ITS ASSIGNEE OR TO A FINANCIAL INSTITUTION FROM WHICH THE INSURED HAS PURCHASED PARTICIPATION IN THE DEBT, IF THE DEBT IS NOT PAID IN ACCORDANCE WITH ITS TERMS.
IJ} INSTRUCTION MEANS A WRITTEN ORDER TO THE ISSUER OF AN UNCERTIFICATED SECURITY REQUESTING THAT THE TRANSFER, PLEDGE, OR RELEASE FROM PLEDGE, OF THE UNCERTIFICATEQF SECURITY SPECIFIED BE RE
(K) LETTER OF CREDIT MEANS ART ENGAGEMENT IN WRITING BY A BANK OR OTHER PERSON MADE AL THE REQUEST OF A CUSTOMER THAT THE BENK OR OTHER PERSON WILL HONOR DRAFTS OR OTHER DEMANDS FOR PAYMENT UPON COMPLIANCE WITH THE CONDITIONS SPECIFIED IN THE LETTER OF CREDIT-
(I) MONEY MEANS A MEDIUM OF EXCHANGE IN CURRENT USE AUIHORI^ED CR ADOPTED BY A DOMESTIC
OR FOREIGN GOVERNMENT AS A PART OF ITS CURRENCY,
{ML NEGOTIABLE INSTRUMENT MEANS ANY WRITING |1} SIGNED BY THE MAKER OR DRAWER- AND
(2) CONTAINING ANY UNCONDITIONAL PROMISE OR ORDER TO PAY A SUM CERTAIN IN MONEY ANRJ
NO OTHER PROMISE, ORDER, OBLIGATION OR POWER GIVEN BY THE MAKER OR DRAWER; AND
(3) IS PAYABLE ON DEMAND OR AT A DEFINITE TIME: AND (4) IS PAYABLE TO ORDER OR BEARER.
(N| PARTNER MEANS S NATURAL PERSON WHO
(1) IS A GENERAL PARTNER OF THE INSURED, OR
(2| IS A LIMITED PARTNER AND AN EMPLOYEE {AS DEFINED IN SECTION 1FE)O) OF THE BOND} OF
THE INSURED.
(O) PROPERTY MEANS MONEY, CERTIFICATED SECURITIES. UNCERTIFICATED SECURITIES OF ANY FEDERAL RESERVE BANK OF THE UNITED STATES. NEGOTIABLE INSTRUMENTS, CERTIFICATES OF DEPOSIT, DOCUMENTS OF TITLE. ACCEPTANCES, EVIDENCES OF DEBT, SECURITY AGREEMENTS, WITHDRAWAL ORDERS, CERTIFICATES OF ORIGIN OR TITLE. LETTERS OF CREDIT, INSURANCE POLICIES, ABSTRACTS CF TITLE, DEEDS AND
MORTGPGES ON REAL ESTATE, REVENUE AND OTHER STAMPS, TOKENS, UNSOLD SIATE LOTTERY TICKETS, BOOKS OF ACCOUNT AND OTHER RECORDS WHETHER RECORDED IN WRITING OR ELECTRONICALLY, GEMS, JEWELRY, PRECIOUS METALS OF ALL KRNDS AND IN ANY FORM, AND TANGIBLE ITEMS OF PERSONAL PROPERTY WHICH ARE NOT HEREINBAFORE ENUMERATED.
(8/68) -8-

(P) STATEMENT OF UNCERTIFICATED SECURITY MEANS A WRITTEN SLATE-MENT OF THE ISSUER OF AN
UNCERTIFICATED SECURITY CONTAINING:
(1) A DESCRIPTION OF THE ISSUE OF WHICH THE UNCERTIFICATED SECURITY IS A PART; (2) THE NUMBER OF SHARES OR UNITS;
(a) TRANSFERRED TO THE REGISTERED OWNER; (b) PLEDGED BY THE REGISTERED OWNER TA THE REGISTERED PLEDGES;
(c) RELEASED FROM PLEDGE BY THE LEGISTEREA’ PLEDGEE;
ID) REGISTERED IN THE NAME OF THE REGISTERED OWNER ON THE DATE OF THE STATEMENT; OR
(E) SUBJECT TO PLEDGE ON THE DATE OF THE STATEMENT;
(3) THE NAME AND ADDRESS OF THE REGISTERED OWNER AND REGISTERED PLEDGEE;
14} A NOTATION OF ANY NERIS AND RESTRICTIONS OF THE ISSUER AND ANY ADVERSE CLAIMS TO WHICH THE UNCERTIFICATED SECURITY IS OR MAY BE SUBJECT OR A STATEMENT THAI THERE ARE NONE OF THOSE LIENS, RESTRICTIONS OR ADVERSS CLAIMS; AND
(61 THE DATE:
(A) THE TRANSFER OF THE SHARES OR UNITS TO THE NEW REGISTERED OWNER OF THE SHARES OR UNITS WAS REGISTERED;
[B| ME PLEDGE OF THE REGISTERED PLEDGEE WAS REGISTERED, OR ID OF THE STATEMENT, IL IT IS A PERIODIC OR ANNUAL STATEMENT.
FQ) TRANSPORTATION COMPANY MEANS ANY ORGANIZATION WHICH PROVIDES ITS OWN OR LEASED VEHICLES FOR TRANSPORTATION OR WHICH PROVIDES FREIGHT FORWARDING OR AIR EXPRESS SERVICES.
(R| UNCERTIFICATED SECURITY MEANS A SHARE, PARTICIPATION OR OTHER INTEREST IN PROPERTY OF OR AN ENTERPRISE OF THE ISSUER OR AN OBLIGATION OF THE ISSUER, WHICH IS:
ML NOT REPRESENTED BY AN INSTRUMENT AND THE TRANSFER OF WHICH IS REGISTERED UPON BOOKS MAINTAINED TOR THAT PURPOSE BY OR ON BEHALF OF THE ISSUER;
(2) OF A TYPE COMMONLY DEALT IN ON SECURITIES EXCHANGES OR MARKETS; END
(3) EITHER ONE OF E CLASS OR SERIES OR BY HS TERMS DIVISIBLE INTO A CLASS OR SERIE$ OF
SHARES, PARTICIPATORS, INTERESTS 01 OBLIGATIONS.
18/86)

[S| WITHDRAWAL ORDER MEANS A NAN-NEGOTIABLE INSTRUMENT, OTHER THAN AN INSTRUCTION, SIGNED BY A CUSTOMER OF THE INSURED AUTHORIZING THE INSURED TO DEBIT THE CUSTOMER’S ACCOUNT IN THE AMOUNT OF FUNDS STATED THEREIN,
EXCLUSIONS SECTION 2, THIS BOND DOES NOT COVER:
FA) LOSS RESULTING DIRECTLY OR INDIRECTLY FROM FORGERY OR ALTERATION, EXCEPT WHEN COVERED UNDER INSURING AGREEMENTS (A), (D) OR <E);
‘V’ LOSS DUE TO RIOT OR CIVIL COMMOTION OUTSIDE THE UNITED STATES OF AMERICA AND CANADA; OR LOSS DUE TO MILITARY, NAVAL OR USURPED POWER, WAR OR INSURRECTION UNLESS SUCH LOSS OCCURS IN TRANSIT IN THE CIRCUMSTANCES RECITED IN INSURING AGREEMENT (C|, AND UNLESS, WHEN SUCH TRANSIT WAS INITIATED. THERE WAS NO KNOWLEDGE OF SUCH MOT, CTVII COMMOTION, MILITARY, NAVAL OR USURPED POWER, WAR OR INSURRECTION ON THE PART OF ANY PERSON ACTING FOR THE INSURED IN INITIATING SUCH TRANSIT;
(C) LOSS RESULTING DIRECTLY OR INDIRECTLY FROM THE EFFECTS OF NUCLEAR FISSION OR FUSION OR RADIOACTIVITY: PROVIDED, HOWEVER, THAT THIS PARAGRAPH SHALL NOT APPLY TO LOSS RESULTING FROM INDUSTRIAL USES OF NUCLEAR ENERGY;
ID] LOSS RESULTING FROM ANY ACT OR ACTS OF ANY PERSON WHO IS A MEMBER OF THE BOARD OF DIRECTORS OF THE INSURED OR A MEMBER OF ANY EQUIVALENT BODY BY WHATSOEVER NAME KNOWN UNLESS SUCH PERSON 13 ALSO AN EMPLOYEE OR AN ELECTED OFFICIAL OF THE INSURED IN SOME OTHER CAPACITY, NORR IN ANY EVENT, LOSS RESULTING FROM THE ACT OR ACTS OF ANY PERSON WHILE ACTING IN THE CAPACITY OF A MEMBER OF SUCH BOARD OR EQUIVALENT BODY;
(E) LOSS RESULTING DUECTLY OR INDIRECTLY FROM THE COMPLETE OR PARTIAL NONPAYMENT OF, OR DEFAULT UPON, ANY LOAN OR TRANSACTION INVOLVING TTTE INSURED AS A LENDER OR BORROWER, OR EXTENSION OF CREDIT, INCLUDING THE PURCHASE, DISCOUNTING OR OTHER ACQUISITION OF FALSE OR GENUINE ACCOUNTS, INVOICES, NOTES, AGREEMENTS OR EVIDENCES OF DEBT, WHETHER SUCH LOAN, TRANSACTION OR EXTENSION WAS PROCURED IN GOOD FAITH OR THROUGH TRICK, ARTIFICE, FRAUD OR FALSE PRETENSES; EXCEPT WHEN COVERED UNDER INSURING AGREEMENTS (A), (D) OR (E);
{FT LOSS RESULTING FROM ANY VIOLATION BY THE INSURED OR BY ANY EMPLOYEE
{11 OF LAW REGULATING (T) THE ISSUANCE, PURCHASE OR SALE OF SECURITIES, (II) SECURITIES TRANSACTIONS UPON SECURITY EXCHANGES OR OVER THE COUNTER MARKET, (III) INVESTMENT COMPANIES, OR (IV) INVESTMENT ADVISERS, OR
(2) OF ANY RULE OR REGULATION MADE PURSUANT TO ANY SUCH LAW, UNLESS IT IS ESTABLISHED BY THE INSURED THAT THE ACT OR ACTS WHICH CAUSED 1HE SAID LOSS INVOLVED FRAUDULENT OR DISHONEST CONDUCT WHICH WOULD HAVE CAUSED A LOSS TO THE INSURED IN A SIMILAR AMOUNT IN THE ABSENCE OF SUCH TAWS, RULES OR REGULATIONS;
(B/38I

(G) LOSS RESULTING DIRECTLV OR INDIRECTLY “FROM THE FAILURE OF A FINANCIAL OR DEPOSITORY INSTITUTION, OR ITS RECEIVER OR- LIQUIDATOR1, TO PAY OR DELIVER, ON DEMAND OF THE INSURED, FUNDS OR PROPERTY OF THE INSURED HELD BY II IN ANY CAPACITY, EXCEPT WHEN COVERED UNDER INSURING AGREEMENTS (A) OR (B) (1) (A);
[H| LOSS CAUSED BY AN EMPLOYEE, EXCEPT WHEN COVERED UNDER INSURING AGREEMENT (A| OR WHEN COVERED UNDER INSURING AGREEMENT (61 OR (C) END RESULTING DIRECTLY FROM MISPLACEMENT MYSTERIOUS UNEXPLAINABLE DISAPPEARANCE OR DESTRUCTION OF OR DAMAGE TO PROPERLY:
(I) LOSS RESULTING DIRECTLY OR INDIRECTLY FROM TRANSACTIONS IN A CUSTOMER’S ACCOUNT, WHETHER AUTHORIZED OR UNAUTHORIZED, EXCEPT THE UNLAWFUL WITHDRAWAL AND CONVERSION OF MONEY, SECURITIES GR PRECIOUS METALS, DIRECTLY FROM A CUSTOMER’S ACCOUNT BY AN EMPLOYEE PROVIDED SUCH UNLAWFUL WITHDRAWAL AND CONVERSION IS COVERED UNDER INSURING AGREEMENT (A);
IF} DAMAGES RESULTING FROM ANY CIVIL, CRIMINAL OR OTHER LEGAL PROCEEDING IN WHICH THE INSURED
IS ALTEGED TO HAVE ENGAGED IN RACKETEERING ACTIVITY EXCEPT WHEN THE INSURED ESTABLISHES THAT THE ACT OR ACTS GIVING RISE TO SUCH DAMAGES WERE COMMITTED BY AN EMPLOYEE UNDER CIRCUMSTANCES WHICH RESULT DIRECTLY IN A LOSS TO THE INSURED COVERED BY INSURING AGREEMENT (AL. FOR THE PURPOSES OF THIS EXCLUSION, “RACKETEERING ACTIVITY” IS DELINED IN 18 UNITED STATES CODE 1961 EI SEQ.. ES AMENDED;
|H) LOSS RESULTING DIRECTLY OR INDIRECTLY FROM THE USE OR PURPORTED USE OF CREDIT, DEBIT, CHARGE, ACCESS, CONVENIENCE, IDENTIFICATION, CASH MANAGEMENT OR OTHER CARDS
(1) IN OBTAINING CREDIT OR FUNDS, OR
(21 IN GAINING ACCESS TO AUTOMATED MECHANICAL DEVICES WHICH, ON BEHALF OF TH« INSURED, DISBURSE MONEY, ACCEPT DEPOSITS, CASH CHECKS, DRAFTS OR SIMILAR WRITTEN INSTRUMENTS OR MAKE CREDIT CARD LOANS, OR
(3} IN GAINING ACCESS TO POINT OL SALE TERMINALS, CUSTOMER-BANK COMMUNICATION
TERMINALS, OR SIMILAR ELECTRONIC TERMINALS OF ELECTRONIC FUNDS TRANSFER SYSTEMS,
WHETHER SUCH CARDS WERE ISSUED, OR PURPORT TO HAVE BEEN ISSUED, BY THE INSURED OR BY ANYONE OTHER THAN THE INSURED, EXCEPT WHEN COVERED UNDER INSURING AGREEMENT (A);
(II LASS INVOLVING AUTOMATED MECHANICAL DEVICES WHICH, ON BEHALF OF THE INSURED, DISBURSE
MONEY, ACCEPT DEPOSITS, CASH CHECKS, DRAFTS OR SIMILAR WRITTEN INSTRUMENTS OR MAKE CREDIT CARD LOANS, EXCEPT WHEN COVERED UNDER INSURING AGREEMENT (A);
|M] LOSS THROUGH THE SURRENDER OF PROPERTY AWAY FROM EN OFFICE OF THE INSURED AS A RESULT OF A THREAT
(11 TO DO BODILY HARM TO ANY PERSON, EXCEPT LOSS OF PROPERTY IN TRANSIT IN THE CUSTODY OF ANY PERSON ACTING AS MESSENGER PROVIDED THAT WHEN SUCH TRANSIT WAS INITIATED THERE WAS NO KNOWLEDGE BY THE INSURED OF ANY SUCH THREAT, OR
(3/68) -11-

(2) to do damage to the premises of property of the Insured, except when covered under Insuring Agreement (A);

(n) loss resulting directly or indirectly from payments made or withdrawals from a depositor's or customer's account involving erroneous credits to such account, unless such payments or withdrawals are physically received by such depositor or customer or representative of such depositor or customer who is within the office of the Insured at the time of such payment or withdrawal, or except when covered under Insuring Agreement (A);

(o) loss involving items of deposit which are not finally paid for any reason, including but not limited to Forgery or any other fraud, except when covered under Insuring Agreement (A);

(p) loss resulting directly or indirectly from counterfeiting, except when covered under Insuring Agreements (A), (E) or (F);

(q) loss of any tangible item of personal property which is not specifically enumerated in the paragraph defining Property if such property is specifically insured by other insurance of any kind and in any amount obtained by the Insured, and in any event, loss of such property occurring more than 60 days after the Insured takes possession of such property, except when covered under Insuring Agreements (A) or (B)(2);

(r) loss of Property while

(1) in the mail, or

(2) in the custody of any Transportation Company, unless covered under Insuring Agreement (C),

except when covered under Insuring Agreement (A);

(s) potential income, including but not limited to interest and dividends, not realized by the Insured or by any customer of the Insured;

(t) damages of any type for which the Insured is legally liable, except compensatory damages, but not multiples thereof, arising directly from a loss covered under this bond;

(u) all fees, costs and expenses incurred by the Insured

(1) in establishing the existence of or amount of loss covered under this bond, or

(2) as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered by this bond;

(v) indirect or consequential loss of any nature;

(w) loss involving any Uncertificated Security except an Uncertified Security of any Federal Reserve Bank of the United States or when covered under Insuring Agreement (A);

(8/88) - 12-

(X) LOSS RESULTING DIRECTLY OR INDIRECTLY FROM ANY DISHONEST OR FRAUDULENT ACT OR ACTS COMMITTED BY ANY NON- EMPLOYEE WHO IS A SECURITIES, COMMODITIES, MONEY, MORTGAGE, REAL ESLATC. LOAN, INSURANCE, PROPERTY MANAGEMENT, INVESTMENT BANKING BROKER, AGENT OR OTHER1 REPRESENTATIVE OF THE SAME GENERAL CHARACTER:
(Y) IDAS CAUSED DIRECTLY OR INDIRECTLY BY A PARTNER OF THE INSURED UNLESS THE AMOUNT OF SUCH LOSS EXCEEDS THE FINANCIAL INTEREST IN THE INSURED OF SUCH PARTNER AND IHE DEDUCTIBLE
AMOUNT APPLICABLE TO THIS BOND, AND THEN FGR THE EXCESS ONLY;
(Z) LOSS RESULTING DIRECTLY OR INDIRECTLY FROM ANY ACTUAL OR ALLEGED REPRESENTATION, ADVICE, WARRANTY OR GUARANTEE AS TO THE PERFORMANCE OF ANY INVESTMENTS;
(AA) LOSS DUE TO LIABILITY IMPOSED UPON THE INSURED AS A RESULT GF THE UNLAWFUL DISCLOSURE OF NON- PUBLIC MATERIAL INFORMATION BY THE INSURED OR ANY EMPLOYEE, OR AS A RESULT OF ANY EMPLOYEE ACTING UPON SUCH INFORMATION, WHETHER AUTHORIZED OR UNAUTHORIZED,
DISCOVERY
SECTION 3. THIS BOND APPLIES TO LOSS DISCOVERED BY THE INSURED DURING THE BOND PERIOD- DISCOVERY OCCURS WHEN THE INSURED FIRST BECOMES AWARE OF FACTS WHICH WOULD CAUSE A REASONABLE PERSON TO ASSUME THAT A LOSS OF A TYPE COVERED BY THIS BOND HAS BEEN OR WILL BE INCURRED, REGARDLESS OF WHEN THE ACT OR ACTS CAUSING OR CONTRIBUTING TO SUCH LOSS OCCURRED, EVEN THOUGH THE EXACT AMOUNT OR DETAILS OF LOSS MAY NOT THEN BE KNOWN.
DISCOVERY ALSO OCCURS WHEN THE INSURED RECEIVES NOTICE OF AN ACTUAL OR POTENTIAL CLAIM IN WHICH IT
IS ALLEGED THAT THE INSURED IS LIABLE TO A THIRD PARTY UNDER CIRCUMSTANCES WHICH, IF TRUE, WOULD CONSTITUTE A LOSS UNDER THIS BOND.
LIMIT OF LIABILITY” SECTION 4.
AGGREGATE LIMIT OF LIABILITY
THE UNDERWRITER’S TOTAL LIABILITY FOR ALL LOSSES DISCOVERED DURING THE BOND PERIOD SHOWN IN ITEM 2 OF THE DECLARATIONS SHALL NOT EXCGED THE AGGREGATE LIMIT OF LIABILITY SHOWN IN ITEM 3 OF THE DECLARATIONS. THE AGGREGATE LIMIT OF LIABILITY SHALL BE REDUCED BY THE AMOUNT OF ANY PAYMENT UNDER THE TERMS OF THIS BOND-
UPON EXHAUSTION OF THE AGGREGATE LIMIT OF LIABILITY BY SUCH PAYMENTS:
(A) THE UNDERWRITER SHALL HAVE NO FURTHER LIABILITY FOR LOSS OR LOSSES REGARDLESS OF WHEN DISCOVERED AND WHETHER OR NOT PIEVIOUSLY REPORTED TO THE UNDERWRITER, AND
|B) THE UNDERWRITER SHALL HAVE NO OBLIGATION UNDER GENERAL AGREEMENT F TO CONTINUE THE
DEFENSE OF THE INSURED, AND UPON NOTICE BY THE UNDERWRITER TO THE INSURED THAT THE AGGREGATE LIMIT OF LIABILITY HAS BEAN EXHAUSTED, THE INSURED SHALL ASSUME ALL RESPONSIBILITY FOR ITS DEFENSE AT ITS OWN COST.
IS/88} -13-

THE AGGREGATE LIMIT OF LIABILITY SHALL NOT BE INCREASED OR REINSTATED BV ANY RECOVERY MADE AND APPLIED IN ACCORDANCE WITH SUBSECTIONS (A), (B) AND (C) OF SECTION 7. IN THE EVENT THAT A LOSS OF
PROPERTY IS SETTLED BY THE UNDERWRITER THROUGH THE USE OF A LOST INSTRUMENT BOND, SUGH LOSS SHALL NOT REDUCE THE AGGREGATE LIMIT OF LIABILITY.
SINGLE LOSS LIMIT OF LIABILITY
SUBJECT TO THE AGGREGATE LIMIT OL LIABILITY, THE UNDERWRITER’S LIABILITY FOR EACH SINGLE LOSS SHALL NOT EXCEED THE APPLICABLE SINGLE LOSS LIMIT OF LIABILITY SHOWN IN ITEM 4 OF THE DECLARATIONS. !F A SINGLE LOSS IS COVERED UNDER MORE THAN ONE INSURINO AGREEMENT OR COVERAGE, THE MAXIMUM PAYABLE SHALL NOT EXCEED THE LARGEST APPLICABLE SINGLE LOSS LIMIT OF LIABILITY-SINGLE LOSS DEFINED
SINGLE LOSS MEANS ALL COVERED LOSSR INCLUDING COURT COSTS AND ATTORNEYS’ FEES INCURRED BY THE UNDERWRITER UNDER GENERAL AGREEMENT F, RESULTING FROM
(A) ANY ONE ACT OR SERIES OR RELATED ACTS OF BURGLARY, ROBBERY OR ATTEMPT THEREAT, IN WHICH NO
EMPLOYEE IS IMPLICATED, OR
!B) ANY ONE ACT OR SERIES OF RELATED UNINTENTIONAL OR NEGLIGENT ACTS OR OMISSIONS ON THE PART OF ANY PERSON (WHETHER AN EMPLOYEE OR NOT) RESULTING IN DAMAGE TO OR DESTRUCTION OR MISPLACEMENT PF PROPERTY, OR
JC) ALL ACTS OR OMISSIONS OTHER THAN THOSE SPECIFIED IN LE) GND (B) PRECEDING, CAUSED BY ANY PERSON (WHETHER GN EMPLOYES OR NOT) OR IN WHICH SUCH PERSON IS IMPLICATED. OR
(D) ANY ONE CASUALTY OR EVENT NOT SPECIFIED IN (A), (B} OR (C) PRECEDING,
NOTICE/PROOF-LEGAL PROCEEDINGS AGAINST UNDERWRITER
SECTION 5.
(A) AT THE EARLIEST PRACTICABLE MOMENT, NOT TO EXCEED 30 DAYS, AFTER DISCOVERY OF LOSS, THE INSURED SHALL GIVE THE UNDERWRITER NOTICE THEREOF.
(1)1 WITHIN 6 MONTHS AFTER SUCH DISCOVERY, THE INSURED SHALL FURNISH TO THE UNDERWRITER PROOF OF LOSS, DULV SWORN TO, WITH FULL PARTICULARS.
(c) LOSS CERTIFIED SECURITIES LISTED IN A PROOF OF LOSS SHALL BE IDENTIFIED BY CERTIFICATE OR
BOND NUMBERS IF SUCH SECURITIES WERE ISSUED THEREWITH.
(d) LAGAF PROCEEDINGS FOR THE RECOVERY OF ANY LOSS HEREUNDER SHALL NOT BE BROUGHT PRIOR TO
THE EXPIRATION OF SO DAYS AFTER THE ORIGINAL PROOF OF LOSS IS LILED WITH THE UNDERWRITER OR AFTER THE EXPIRATION OF 24 MONTHS FROM THE DISCOVERY OF SUCH LOSS.
IB/88) — 14-

(E] IF ANY LIMITATION EMBODIED IN THIS BOND IS PROHIBITED BY ANY LAW CONTROLLINY THE CONSTRUCTION HEREOF, SUCH LIMITATION SHALL BE DEEMED TO BE AMENDED SO AS TO EQUAL THE MINIRNURN PERIOD OF LIMITATION PROVIDED BY SUCH LAW.
(F| THIS BOND AFFORDS COVERAGE ONLY IN FAVOR OF THE INSURED, NO SUIT, ACTION OR LEGAL PROCEEDINGS SHALL BE BROUGHT RIEREUNDER BY ANY ONE OTHER THAN THE NAMED INSURED.
VALUATION
SECTION 6. ANY LOSS OF MONEY, OR LOSS PAYABLE IN MONEY* SHALL BE PAID, AT THE OPTION OF THE INSURED, IN THE MONEY OF THE COUNTRY IN WHICH THE LOSS WAS SUSTAINED OR M THE UNITED STATES OF AMERICA DOLLAR EQUIVALENT THEREOF DETERMINED AT THE RETE OF EXCHANGE AT THE LIME OF PAYMENT OF SUCH LOSS.
SECURITIES
THE UNDERWRITER SHALL SETTLE IN KIND ITS LIABILITY UNDER THIS BOND ON ACCOUNT OT A LOSS OF ANY SECURITIES OR. AT THE OPTION OF THE INSURED, SHALL PAY TO THE INSURED THE COST OF REPLACING SUCH SECURITIES, DETERMINED BY THE MARKET VALUE THEREOF AT THE TINE OF SUCH SETTLEMENT. HOWEVER, I-F PRIOR TO SUCH SETTLEMENT THE INSURED SHALL BE COMPELLED BY THE DEMANDS OF A THIRD PARTY OF BY MARKET RULES TO PURCHASE EQUIVALENT SECURITIES, AND GIVES WRITTEN NOTIFICATION OF THIS TO THE UNDERWRITER, THE COST INCURRED BY THE INSURED SHALL BE TAKEN AS THE VALUE OF THOSE SECURITIES, IN CASE OL A LOSS OF SUBSCRIPTION, CONVERSION OR REDEMPTION PRIVILEGES THROUGH THE MISPLACEMENT OR LOSS OF SECURITIES, THE AMOUNT OF SUCH LOSS SHELL BE THE VALUE OF SUCH PRIVILEGES IMMEDIATELY PRECEDING THE EXPIRATION THEREOF. IF SUCH SECURITIES CANNOT BE REPLACED OR HAVE NO QUOTED MARKET VALUE, OR IF SUCH PRIVILEGES HAVE NO QUOTED MARKET VALUE, THEIR VALUE SHALL BE DETERMINED BY AGREEMENT OR ARBITRATION.
IF THE APPLICABLE COVERAGE OL THIS BOND IS SUBJECT TO A DEDUCTIBLE AMOUNT AND/OR IS NOT SUFFICIENT IN AMOUNT TO INDEMNIFY THE INSURED IN FULL LOR THE LOSS OF SECURITIES FOR WHICH CLAIM IS MADE HEREUNDER, THE LIABILITY OF TLIE UNDERWRITER UNDER THIS BOND IS LIMITED TO THE PAYMENT FOR, OR THE DUPLICATION OF, SO MUCH OF SUCH SECURITIES AS HAS A VALUE EQUAL TO THE AMOUNT OF SUCH APPLICABLE COVERAGE-BOOKS OF ACCOUNT AND OTHER RECORDS
IN CASE OF LOSS OF, OR DAMAGE TO, ANY BOOKS OF ACCOUNT OR OTHER RECORDS USED BY THE INSURED IN ITS BUSINESS, THE UNDERWRITER SHALL BE LIABLE UNDER THIS BOND ONLY IF SUCH BOOKS OR RECORDS ARE ACTUALLY REPRODUCED AND THEN FOR NOT MORE THAN THE COST OF THE BLANK BOOKS, WANK PAGES OR OTHER MATERIALS PLUS THE COST OF LABOR FOR THE ACTUAL TRANSCRIPTION OR COPYING OF DATA WHICH SHALL HAVE BEEN FURNISHED BY THE INSURED1 IN ORDER TO REPRODUCE SUCH BOOKS AND OTHER RECORDS.
PROPERTY OTHER THAN MONEY, SECURITIES OR RECORDS
IN CASE OF LOSS OF, OR DARNAGE TO, ANY PROPERTY OTHER THAN MONEY, SECURITIES, BOOKS OF ACCOUNT OR OTHER RECORDS, OR DAMAGE COVERED UNDER INSURING AGREEMENT (BJI2J, THE UNDERWRITER SHALL NOT BE LIABLE FOR MORE THAN THE ACTUAL CASH VALUE OF SUCH PROPERTY, OR OF ITEMS COVERED UNDER INSURING AGREEMENT <BI(2). THE UNDERWRITER MAY., AT ITS ELECTION, PAY THE ACTUAL CASH VALUE OF, REPLACE OR REPAIR SUCH PROPERTY. DISAGREEMENT BETWEEN THE UNDERWRITER AND THE INSURED AS TO THE DASH VALUE OR AS TO THE ADEQUACY OF REPAIR OR REPLACEMENT SHALL BE RESOLVED BY ARBITRATION.
(8/88) -15-

SET-OFF
ANY LOSS COVERED UNDER THIS BOND SHALL BE REDUCED BY A SET-OFF CONSISTING OF ANY AMOUNT OWED TO THE EMPLOYEE CAUSING THE LOSS IF SUTH LOSS IS COVERED UNDER INSURING AGREEMENT (A),
ASSIGNMENT- SUBROGATION- RECOVERY- COOPERATION SECTION 7.
(A) IN THE EVENT OF PAYMENT UNDER THIS BOND, THE INSURED SHALL DELIVER, IF SO REQUESTED BY THE UNDERWRITER, AN ASSIGNMENT OF SUCH OF THE INSURED’S RIGHTS, TITLE AND INTEREST AND CAUSES OF ACTION AS IT HAS AGAINST ANY PERSON OR ENTITY TO THE EXTENT OF THE LOSS PAYMENT.
FB] IN THE EVENT OF PAYMERN UNDER THIS BOND, THE UNDERWRITER SHEFL BE SURROGATED TO ALL OF THE INSURED’S RIGHTS OF RECOVERY THEREFOR AGAINST ANY PERSON OR ENTITY TO THE EXTENT OF SUCH PAYMENT,
(C) RECOVERIES, WHETHER EFFECTED BY IHE UNDERWRITER OR BY THE INSURED, SHALL BE APPLIED NET
OF THE EXPENSE OF SUCH RECOVERY FFRST TO THE SATISFACTION OF THE INSURED’S LOSS WHICH WOULD OTHERWISE HAVE BEEN PAID BUT FOR THE FACT THAT IT IS IN EXCESS OF EITHER THE SINGLE OR AGGREGATE LIMIT OF LIABILITY, SECONDLY, TO THE UNDERWRITER AS REIMBURSEMENT OF AMOUNTS PAID IN SETTLEMENT OF THE INSURED’S CLAIM, AND THIRDLY, TO THE INSURED IN SATISFACTION OF ANY DEDUCTIBLE AMOUNT. RECOVERY ON ACCOUNT OF LOSS OF SECURITIES AS SET FORTH IN THE SECOND PARAGRAPH OF SECTION 6 OF RECOVERY FROM REINSURANCE AND/OR INDEMNITY OF THE UNDERWRITER SHALL NOT BE DEEMED A RECOVERY ES USED HEREIN.
ID) UPON THE UNDERWRITER’S REAUEST AND AT REASONABLE TIMES AND PLACES DESIGNATED BY THE UNDERWRITER THE INSURED SHALL
HI SUBMIT TO EXAMINATION BY THE UNDERWRITER AND SUBSCRIBE TO THE SARNE UNDER OATH; AND
(2) PRODUCE FOR THE UNDERWRITER’S EXAMINATION ALL PERTINENT RECORDS; AND
(3) COOPERATE WITH THE UNDERWRITER IN ALL MATTERS PERTAINING TO THE LOSS.
[E] THE INSURED SHAD EXECUTE ALL PAPERS AND RENDER ASSISTANCE TO SECURE TO THE UNDERWRITER THE RIGHTS AND CAUSES OF ACTION PROVIDED FOR HEREIN. THE INSURED SHALL DO NOTHING AFTER DISCOVERY OF LOSS TO PREJUDICE SUCH RIGHTS OR CAUSES OF ACTION,
LIMIT OF LIABILITY UNDER THIS BOND AND PRIOR INSURANCE
SECTION 6. WITH RESPECT TO ANY LOSS SET FORTH IN SUB-SECTION (CJ OF SECTION 4 OF THIS BOND WHICH IS RECOVERABLE OR RECOVERED IN WHOLE OR IN PART UNDER ANY OTHER BONDS OR POLICIES ISSUED BY THE UNDERWRITER TO THE INSURED OR TO ANY PREDECESSOR IN INTEREST OF THE INSURED AND TERMINATED OR CANCELED OR ALLOWED TO EXPIRE AND IN WHICH THE PERIOD FOR DISCOVERY HAS NOT EXPIRED AT THE TINE ANY SUCH LOSS THEREUNDER IS DISCOVERED, THE TOTAL DEBILITY OF IHE UNDERWRITER UNDER THIS BOND AND UNDER SUCH OTHER BONDS OR POLICIES SHALL NOT EXCEED, IN THE AGGREGATE, THE AMOUNT CARRIED HEREUNDER ON SUCH LOSS OR THE AMOUNT AVAILABLE TO THE INSURED UNDER SUCH OTHER BONDS OR POLICIES, AS LIMITED BY THE TERMS AND CONDITIONS THEREOF, FOR ANY SUCH LOSS TF THE LSTL*R AMOUNT BE THE TERGER.
18/88) — 16-

IF THE COVERAGE OF THIS BOND SUPERSEDES IN WHOLE OR IN PART THE COVERAGE OF ANY OTHER BOND OR POLICY OF INSURANCE ISSUED BY AN INSURER OTHER THAN THE UNDERWRITER AND TERMINATED, CANCELED OR ALLOWED TO EXPIRE, THE UNDERWRITER, WITH RESPECT TO ANY LOSS SUSTAINED PRIOR TO SUCH TERMINATION, CANCELETION OR EXPIRATION AND DISCOVERED WITHIN THE PERIOD PERMITTED UNDER SUGH OTHER BOND OR POLICY FOR THE DISCOVERY OF LOSS THEREUNDER, SHALL BE LIABLE UNDER THIS BOND ONLY FOR THAT PART OF SUCH LOSS COVERED BY THIS BEND AS IS IN EXCESS OF THE AMOUNT RECOVERABLE OR RECOVERED ON ACCOUNT OF SUCH LOSS UNDER SUCH OTHER BOND OF POLICY, ANYTHING TO THE CONTRARY IN SUCH OTHER BOND OR POLICY NOTWITHSTANDING.
OTHER INSURANCE OR INDEMNITY
SECTION 9. COVERAGE AFFORDED HEREUNDER SHALL APPLY ONLY AS EXCESS OVER ANY VALID AND COLLECTIBLE INSURANCE OR INDEMNITY OBTAINED BY THE INSURED, OR BY ONE OTHER LHAN THE INSURED ON PROPERTY SUBJECT TO EXRLUSION (Q) OR BY A TRANSPORTATION COMPANY, OR BY ANOTHER ENTITY ON WHOSE PREMISES THE LOSS OCCURRED OR WHICJI EMPLOYED “THE PERSON CAUSING THE LOSS OR THE MESSENGER CONVEYING THE PROPERLY INVOLVED.
OWNERSHIP
SECTION 10. THIS BOND SHALL APPLY TO LOSS OF PROPERTY (1} OWNED BY THE INSURED, (2J HELD BY THE INSURED IN ANY CAPACITY, OR (3} FOR WHICH THE INSURED IS LEGALLY LIABLE, THIS BOND SHELL BE FOR THE SOLE USE AND BENEFIT OF THE INSURED NAMED IN THE DECLARATIONS.
DEDUCTIBLE AMOUNT
SECTION 11. THE UNDERWRITER SHALL BE LIABLE HEREUNDER ONLY FOR THE AMOUNT BY WHICH ANY SINGLE LOSS, AS DEFINED IN SECTION 4, EXCEEDS 1HE SINGLE LOSS DEDUCTIBLE AMOUNT FOR THE INSURING AGREEMENT OR COVERAGE APPLICABLE TO SUCN LOSS, SUBJECT TO THE AGGREGATE LIMIT OF LIABILITY AND THE
APPLICABLE SINGLE LOSS LIMIT OF LIABILITY.
THE INSURED SHALL, IN THE TIME AND IN THE MANNER PRESCRIBED IN THIS BOND, GIVE THE UNDERWRITER NOTICE OF ANY LOSS OF THE KIND COVERED BY THE TERMS OF THIS BOND, WHETHER OR NOT THE UNDERWRITER IS LIABLE THEREFOR, AND UPON THE REQUEST OF THE UNDERWRITER SHALL FILE WITH IT A BRIEF STATEMENT GIVING THE PARTICULARS CONCERNING SUCH LOSS.
TERMINATION OR CANCELATION
SECTION 12. THIS BOND TERMINATES AS AN ENTIRETY UPON OCCURRENCE OF ANY OF THE FOLLOWING; -LA) BO DAYS AFIER THE RECEIPT BY THE INSURED OF A WRITTEN NOTICE FROM THE UNDERWRITER OF ITS DASIRE TO CANCEL THIS BOND. OR [B> IMMEDIATELY UPON THE RECEIPT BY THS UNDERWRITER OF A WRITTEN NOTICE FROM THE INSURED OF ITS DESIRE TO CANCEL THIE BOND, OR FC) IMMEDIATELY UPON THE TAKING OVER OF THE INSURED BY A RECEIVER OR OTHER LIQUIDATOR O? BY STATE OR FEDERAL OFFICIALS, OR (D) IMMEDIATELY UPON THE LAKING OVER OF THE INSURED BY ANOTHER INSTITUTION, OR (E) IMMEDIATELY UPON EXHAUSTION OF THE AGGREGATE LIMIT OF LIABILITY, OR IF) IMMEDIATELY UPON EXPIRATION OF THE BOND PERIOD AS SET FORTH IN ITEM 2 OF THE DECLARATIONS.
[3/83} -17-

THIS BOND TERMINATES AS TO ANV EMPLOYEE OR ANY PARTNER, OFFICER1 OR EMPLOYEE OF ANY PROCESSOR -(A) AS AOON AS ANY INSURED, OR ANY DIRECTOR OR OFFICER NET IN COLLUSION WITH SUCH PERSON, LEARNS OF ANY DISHONEST OR FRAUDULENT ACT COMMITTED BY SUCH PERSON AT ANY TIME, WHETHER IN THE
EMPLOYMENT OF THE INSURED OR OTHERWISE, WHETHER OR NOT OF THE TYPE COVERED UNDER INSURING AGREEMENT (A), AGAINST ‘HE INSURED OR ANY OTHER PERSON OR ENTITY, WITHOUT PREJUDICE TO THE LOSS OF ANY PROPERTY THEN IN TRANSIT IN THE CUSTODY OF SUCH PERSON, OR (TO ^5 DAYS AFTER THE RECEIPT BY THE INSURED OI & WRITTEN NOTICE FROM THE UNDERWRITER OF ITS DESIRE TO CANCEL THIS BOND AI TO SUCH PERSON.
TERMINATION OF THE BOND ES TO ANY INSURED TERMINATES LIABILITY FOR ANY LOSS SUSTAINED FTY SUCH INSURED WHICH IS DISCOVERED AFTER THE EFFECTIVE DATE OF SUCH TERMINATION.
IN WIMESS WHTREOT. THE UND*RWRII»R HAS CAUSED THIS BCUID TO BE EXECUTED ON IHE DECLARATIONS PANE.
(SYESI — IS-

RIDER* 1
THIS RIDER, EFFECTIVE 12:01 AM FEBRUARY 21, 2008 FORMS G PART OF BOND NUMBER 013-69-96 ISSUED TO TRIANGLE CAPITAL CORPORATION TRIANGLE MEZZANINE FUND, LLLP
BY NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH. PA.
NORTH CAROLINA REQUIREMENTS
IT IS AGREED THAT SUBSECTION ID) OF SECTION 6 OL THE BOND OR SUBSECTION (91 OF THE POLICY IS DELETED GND REPLACED BY THE FOLLOWING:
LEGAL PROCEEDINGS FOR THE RECOVERY OF ANY LOSS HEREUNDER SHALL ROT BE BROUGHT PRIOR TO THE EXPIRATION OF GO DAYS AFTER THE ORIGINAL PROOF OF LOSS IS FILED WITH THE UNDE<WRITEI7COMPANY OR AFTER THE EXPIRATION OF 36 MONTHS FROM THE DISCOVERY OF SUCH LOSS.
FOR USE WITH FINANCIAL INSTITUTION BONDS, AUTHORISED REPRESENTATIVE STANDARD FQRMS NQ£. 14. 15, 24, AND JS AMD EXCESS BANK EMPLOYEE DISHQNESTV BONOS.
STANDARD FORM NO. 28. AND COMPUTER CRIME POLICY FOR FINANCIAL INSTITUTIONS TO COMPLY WITH STATUTORY REQUIREMENTS.
END 001
SR 6169

RIDER* 2 — THIS RIDER, EFFECTIVE 12:01 AM FEBRUARY 21, 2008 FOIMS A PART OF
BOND NUMBER 013*69-96
ISSUED TO TRLAFIGLE CAPITAL CORPORATION TRIANGLE MEZZANINE FUND, LLLP
BY NATIONAL UNION FIRE INSURANCE C&TIPANY OF PITTSBURGH. PA.
CANCELATION MOTICE
IN CONSIDERATION OF THE PREMIUM CHARGED, IT IS HEREBY UNDERSTOOD AND AGREED THAT:
1. SECTION 12 — TERMINATION OR CANCELATIGN • OF THE ATTACHED BOND IS HEREBY AMENDED BY
DELETING FROM THE FIRST SENTENCE THE WORDS ‘THIS BOND TERMINATES AS AN ENTIRETY UPON OCCURRENCE OF ANY OF THE FOLLOWING: • (A) 60 DAYS AFTER THE RECEIPT BY THE INSURED OF E WRITTEN NOTE* FROM THE UNDERWRITER OF ITS DESIF* TO CANCEL THIS BOND, OR ...’ AND REPLACING THEM WITH THE WORDS “THIS BOND TERMINATES AS AN ENTIRETY UPON OCCURRENCE OF ANY OF THE FOLLOWING: - |A) 90 DAYS AFTER THE RECEIPT BY THE INSURED OF A WRITTEN NOTICE IRORRI THE UNDERWRITER OF ITS DESIRE 10 CANCEL THIS BOND”
2. NOTHING HEREIN CONTAINED SHALL BE HELD TO VARY, ALTER, WAIVE OR EXTEND ANY OF THE TERMS,
LIMITATIONS, CONDITIONS OR AGREEMENTS OF THE ATTACHED BOND OTHER THAN AS ABOVE STATED.
~R AUTHORIZED REPRESENTATIVE
END 002
G7632 (GF93) FI042

RIDER* 3
THIS RIDER, EFFECTIVE 12:01 W FEBRUARY 21, 2008 FORMS A PART OF BEND NUMBER 013-69-96 ISSUED TO TRIANGLE CAPITAL CORPORATION TRIANGLE MEZZANINE FUND. LLLP
BY NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
IT IS AGREED THAT:
1. “EMPLOYEE” AS USED IN THE ATTACHED BOND SHALL INCLUDE ANY NATURE! PERSON WHO IS A
DIRECTOR OR TRUSTEE OF THE INSURED WHILE SUCH DIRECTOR OR TRUSTEE IS ENGAGED IN HANDLING FUNDS OR OTHER PROPERTY OF ANY EMPLOYEE WELFARE OR PENSION BENEFIT PLAN OWNED, CONTROLLED OR OPERATED BY THE INSURED OR ANY NATURAL PARSON WHO IS A TRUSTEE, MANAGER1, OFFICER OR EMPLOYEE OF ANY SUCH PLAN.
2. IF THE BOND, IN ACCORDANCE WITH THE AGREEMENTS, LIMITATIONS AND CONDITIONS THEREOF,
COVERS LOSS SUSTAINED BY TWO OR MORE EMPLOYEE WELFARE OR PENSION BENEFIT PLANS OR SUSTAINED BY ANY SUCH PLAN IN ADDITION TO LOSS SUSTAINED BY AN INSURED OTHER THAN SUCH PLAN, IT IS THE OBLIGATION OF THE INSURED OR THE PIER ADMINISTRATORS! OF EUCH PLANS UNDER
REGULATIONS PUBLISHED HY THE SECRETARY OF LABOR IMPLEMENTING SECTION 13 OF THE WEI-FARE AND PENSION PLANS DISCLOSURE ACT OF 1958 TO OBTAIN UNDER ONE OR MORE BONDS ISSUED BY ONE OR MORE INSURERS AN AMOUNT OF COVERAGE FOR EACH SUCH PLAN AT LEAST EQUAL TO THAT WHICH WOULD BE REQUIRED IF SUCH PLANS WERE BONDED SEPARATELY.
3. IN COMPLIANCE WITH THE FOREGOING, PAYMENT BY THE COMPANY IN ACCORDANCE WITH THE
AGREEMENTS, LIMITATIONS AND CONDITIONS OF THE BOND SHALF BE HELD BY THE INSURED, OR, IF MORE THAN ONE, BY THE INSURED FIRST NAMED, FOR THE USE AND BENEFIT OF ANY EMPLOYEE WELFARE OR PENSION BENEFIT PLAN SUSTAINING LOSS SO COVERED AND TO THE EXTENT THAI SUCH PAYMENT IS IN EXCESS OF THE AMOUNT OF COVERAGE REQUIRED BY SUCH REGULATIONS TO BE EARNED BY SAID PLAN SUSTAINING SUCH LOSS, SUCH EXCESS SHALL BE HELD FOR THE USE AND BENEFIT OF ANY OTHER SUCH PLAN ALSO COVERED IN THE EVENT THAT SUCH OTHER PLAN DISCOVERS THET IT HAS SUSTAINED LOSS COVERED THEREUNDER.
4. IF MONEY OR OTHER PROPERTY OF TWO OR MORE EMPLOYEE WELFARE OR PENSION BENEFIT PLANS
COVERED UNDER THE BOND IS CORN MINGLED, RECOVERY FOR LOSS OF SUCH MONEY OR OTHER PROPERTY THROUGH FRAUDULENT OR DISHONEST ACTS OF EMPLOYEES SHALL BE SHARED BY SUCH PLANS ON A PRO RATA BASIS IN ACCORDANCE WITH THE AMOUNT FOR WHICH EACH SUCH PLAN -S REQUIRED TO CARRY BONDING COVERAGE IN ACCORDANCE WITH THE APPLICABLE PROVISIONS OF SAID REGULATIONS.
5. THE DEDUCTIBLE AMOUNT OF IHIS BOND APPLICABLE TO LOSS SUSTAINED BY A PLAN THROUGH ACTS
COMMITTED BY AN EMPLOYEE OF THE PLAN SHALL BE WAIVED, BUT ONLY UP TO AN AMOUNT EQUAL
TO THE AMOUNT OF COVERAGE REQUIRED TO BE CARRIED BY THE PLAN BECAUSE OF COMPLIANCE
WITH THE PROVISIONS OF THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974.
END 003
SN

RIDER # 3
{CONTINUED I
6. NOTHING HEREIN CONTAINED SHALL BE HELD TO VARY, ALTER, WAIVE OR EICTEND ANY OF THE TERMS,
CONDITIONS, PROVISIONS, AGREEMENTS OR LIMITATIONS OF THE BOND, OTHER THAN AS STATED HEREIN.
ACCEPTED:
EFTLSA PIDER
TO COMPLY WTTH BONDING REGULATIONS MADE APPLICABLE TO THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF IS 74.
THIS FHDER SHOULD NOT K USED FOR
ANY INSURED EXEMPTED FROM THE BONDING PROVISIONS OF THE ACT.
REVISED TO JUNE I99O
AUTHORIZED REPRESENTATIVE
SR 6145B
END 003

RIDER* 4 THIS RIDER, EFFECTIVE 22:01 AIS FEBRUARY 21. 2008 FORMS A PART OI
BOND NUMBER 013-69-96 ISSUED TO TRIANGLE CAPITAL CORPORATION TRIANGLE MEZZANINE FUND. LHP
BY NATIONS! UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
COMPUTER SYSTEMS FRAUD INSURING AGREEMENT
IT IS AGREED THAT:
1. THE ATTACHED BOND IS AMENDED BY ADDING AN INSURING AGREEMENT AS FOLLOWS:
COMPUTER SYSTEMS FRAJD
LOSS RESULTING FROM A FRAUDULENT
1) ENTRY OF ELECTRONIC DATA OR COMPUTER PROGRAM INTO, OR
2) CHARGE OF ELECTRONIC DATA OR COMPUTER PROGRAM WITHIN
SNY COMPUTER SYSTEM OPERATED BY THE INSURED, WHETHER OWNED OR LEASED; OR ANY COMPUTER SYSTEM IDENTIFIED IN THE APPLICATION FOR THIS BOND; OR G COMPUTER SYSTEM FIRST USED BY THE INSURED DURING THE BAND PERIOD, AS PROVIDED GENERAL AGREEMENT B OF THIS BOND;
PROVIDED THAT THE ENTRY OR CHANGE CAUSES
I; PROPERTY TO BE TRANSFERRED, PAID OR DELIVERED,
II] AN ACCOUNT OF THE INSURED, OR OF ITS CUSTOMER, TO BE ADDED, DELETED, DEBITED OR CREDITED, OR
III) AN UNAUTHORISED ACCOUNT OR A FICTITIOUS ACCOUNT TO BE DEBITED OR CREDITED.
IN THIS INSURING AGREEMENT, FRAUDULENT ENTRY OR CHANGE SHALL INCLUDE SUCH ENTRY OR CHANGE MADE BY AN EMPLOYEE OF THE INSURED ACTING IN GOOD FAITH ON AN INSTRUCTION FROM 3 SOFTWARE CONTRACTOR WHO HAS A WRITTEN AGREEMENT WITH THE INSURED TO DESIGN, IMPLEMENT OR SERVICE PROGRAMS FOR A COMPUTER SYSTEM COVERED BY THIS INSURING AGREEMENT.
2. IN ADDITION TO THE CONDITIONS AND LIMITATIONS IN THIS BOND, THE FOLLOWING, APPLICABLE
TO THE COMPUTER SYSTEMS FRAUD INSURING AGREEMENT, ARE ADDED:
DEFINITIONS
(A) COMPUTER PROGRAM MEANS A SET OI RELATED ELECTRONIC INSTRUCTIONS WHICH DIRECT THE OPERATIONS SND FUNCTIONS OF A COMPUTER OR DEVICES CONNECTED TO IT WHICH ENABLE THE COMPUTER OR DEVICES TO RECEIVE, PROCESS, STORE OR SEND ELECTRONIC DATA;
|B) COMPUTER SYSTEM MEANS
(1} COMPUTERS WITH RELATED PERIPHERAL COMPONENTS, INCLUDING STORAGE COMPARTMENTS WHEREVER LOCATED,
(2) SYSTEMS A.IC APPLICATIONS SOFTWARE, 13) TERMINAL DEVICES, AND
END 004
SR 6196

RIDER# 4 (continued)

(4) related communication networks

by which Electronic Data are electronically collected, transmitted, processed, stored and retrieved;

(C) Electronic Data means facts or information converted to a form usable in a Computer System by Computer Programs, and which is stored on magnetic tapes or disks, or optical storage disks or other bulk media.

EXCLUSIONS

(A) loss resulting directly or indirectly from the assumption of liability by the Insured by contract unless the other liability arises from a loss covered by the Computer Systems Fraud Insuring Agreement and would be imposed on the Insured regardless of the existence of the contract;

(B) loss resulting directly or indirectly from negotiable instruments, securities, documents or other written instruments which bear a forged signature, or are counterfeit, altered or otherwise fraudulent and which are used as source documentation in the preparation of Electronic Data or manually keyed into a data terminal;

(C) loss resulting directly or indirectly from

(1) mechanical failure, faulty construction, error in design, latent defect, fire, wear or tear, gradual deterioration, or electrical disturbance or electrical surge which affects a Computer System, or

(2) failure or breakdown of electronic data processing media, or

(3) error or omission in programming or processing;

(D) loss resulting directly or indirectly from the input of Electronic Data into a Computer System terminal device either on the premises of a customer of the Insured or under the control of such a customer by a person who had authorized access to the customer's authentication mechanism;

(E) loss resulting directly or indirectly from the theft of confidential information.

SERIES OF LOSSES

All loss or series of losses involving the fraudulent acts of one individual, or involving fraudulent acts in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as a Single Loss and subject to the Single Loss Limits of Liability. A series of losses involving unidentified individuals but arising from the same method of operation shall be deemed to involve the same individual and in that event shall be treated as a Single Loss and subject to the Single Loss Limit of Liability.

3. The exclusion below, as found in financial bonds forms 14 and 25, does not apply to the Computer Systems Fraud Insuring Agreement.

"loss involving any Uncertificated Security except an Uncertificated Security of any Federal Reserve Bank of the United States or when covered under Insuring Agreement (A);"

AUTHORIZED REPRESENTATIVE

FOR USE WITH FINANCIAL INSTITUTION BONDS,
STANDARD FORMS NOS. 14, 15 AND 25.

END 004

SR 6196

ENDORSEMENTS 5
THIS ENDORSEMENT, EFFECTIVE 22:01 SIS FEBRUARY 21, 2008 FORMS A PART OF
POLICY NUMBER 013-69-96 ISSUED TO TRIANGLE CAPITAL CORPORATION TRIANGLE MEZZANINE FUND. LLLP
BY NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH. PA.
AMEND COUNTERFEIT CURRENCY (CURRENCY OF ANY COUNTRY}
IT IS AGREED THAT:
1. INSURING AGREEMENT F -COUNTERFEIT CURRENCY” IS DELETED AND REPLACED WIIH THE
FOLLOWING:
2. THE UNDERWRITER SHAJI BE LIABLE UNDER “THE ATTACHED BOND FOR:
LOSS RESULTING DIRECTLY FROM THE RECEIPT TV THT INSURED, IN GOOD FAITH, OF ANY COUNTERFEIT MONEY, COIN OR CURRENCY OF THE UNITED STATES OF AMERICA, CANADA OR ANY OTHER COUNTRY.
3. NOTHING HEREIN CONTAINED SHALL BE HELD TO VARY, ALTER, WAIVE, OR EXTEND ANY OF THE
TERMS, LIMITATIONS. CONDINON$, OR PROVISIONS OF THE ATTACHED BOND OTHER THAN ABOVE STATED.
ALL OTHER TERMS AND CONDITIONS OF THE POLICY REMAIN UNCHANGED
END 005

AUTHORIZED REPRESENTATIVF.
RLDERFF 6 — THIS RIDER, EFFECTIVE 12:01 AM FEBRUARY 21, 2008 FORMS A PART OF
BOND NUMBER 013 69-96 ISSUED TO TRIANGLE CAPITAL CORPORATION
. LLL
TRIANGLE MZMLHTTM. LLLP BY NATIONAL UNION FIRE INSURANCE COTNPANY OF PITTSBURGH, PA.
AMENDED RICO EXCLUSION LL IS AGREED THAT:
1, EXCLUSION (J) IS HE?EBY AMENDED BY DELETING THE WORD “ALLEGED” AND REPLACING IT WITH
THE WORD “ADJUDICATED,”
2. NOTHING HEREIN CONTAINED SHALL BE HELD TO VARY, ALTER, WAIVE OR EXTEND ENY OF THE
TERMS, LIMITATIONS, CONDITIONS OR AGREEMENTS OF THE ATTACHED BOND OTHER THAN AS ABOVE STATED.
AUTHORIZED REPRESENTATIVE

RIDER# 7 — THIS RIDER, EFFECTIVE 12:01 AM FEBRUARY 21. 2Q06 FORMS A PART OF
BOND NUMBER 013-69-96
BY NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH. PA,
REPRESENTATION OF THE INSURED
IT IS AGREED THAT:
1. GENERAL AGREEMENT (D) REPRESENTATION OF INSURED IS HEREBY DELETED AND
REPLACED BY THE FOLLOWING:
REPRESENTATION OF INSURED
{D) THE INSURED REPRESENTS THAT THE INFORMATION FURNISHED IN THE APPLICATION FOR
THIS BOND IS COMPLETE, TRUE AND CORRECT. SUCH APPLICATION CONSTITUTES PART OF THIS BOND,
ANY INTENTIONAL MISREPRESENTATION, OMISSION, CONCEALMENT OR INCORRECT STATEMENT OF A MATERIAL FACT, IN THE APPLICATION OR OTHERWISE, SHALL BE GROUNDS FOR THE RESCISSION OF THIS BOND.
2. NOTHING HEREIN CONTAINED SHALL BE HELD TO VARY, ALTER, WAIVE OR EXTEND ANY OF THE
TERMS, LIMITATIONS, CONDITIONS OR AGREEMENTS OF THE ATTACHED BOND OTHER THAN AS ABOVE STATED.
AUTHORIZED REPRESENTATIVE RIDER 7

RIDER* 8 — THIS RIDER, EFFECTIVE 12:01 SS!S FEBRUARY 21. 2008 FORMS A PART OF
BOND NUMBER 013-69-96 ISSUED 10 TRIANGLE CAPITAL CORPORATION
TRIANGLE MEZZANINE FUND, LLLP
BY NATIONAL UNION FIFE INSURANCE COFKPSFTY OF PITTSBURGH, PA.
NOTICE OF CHANGES RIDER
IT IS AGREED THAT:
1. THE UNDERWRITER WILL MARK ITS RECORDS TO INDICATE THAT THE SECURITIES AND
EXCHANGE COMMISSION IS TO BE NOTIFIED PROMPTLY CONCERNING SUBSTANTIAL MODIFICATION OF THE ATTACHED BOND, OR THE CANCELLATION OF THE ATTACHED BOND AS AN ENTIRETY AS PROVIDED UNDER PARTS {A) AND (BJ OF SECTION 12, OR AS TO ANY EMPLOYEE OR PARTNER COVERED THEREUNDER, WHETHER SUCH MODIFICATION OR CANCELLATION BE EFFECTED BY NOTICE FROM THE INSURED OR THE UNDERWRITER. THE UNDERWRITER WILL USE ITS BEST EFFORTS TO SO NOTIFY SAID DEPARTMENT BUT FAILURE TO SO NOTIFY SAID DEPARTMENT SHALL NOT IMPAIR OR DELAY THE EFFECTIVENESS OF ANY SUCH MODIFICATION OR CANCELLATION,
2, NOTHING HEREIN CONTAINED SHELL BE HELD TO VERY, ALTER, WAIVE OR EXTEND ANY OF THE
TERMS, LIMITATIONS, CONDITIONS OR AGREEMENTS OF THE ATTACHED BOND OTHER THAN AS ABOVE STATED.
E<
REPRESENTATIVE
RIDER 8

RIDERJ 5 — THIS ENDORSEMENT, EFFECTIVE 12:01 310 FEBRUARY 21, 200$ FORMS A PERT OF
POLICY NUMBER 013-69 96 ISSUED TO TRIANGLE CAPITAL CORPORATION TRIANGLE MEZZANINE FUND. LLLP
BY TOTIORTD? UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY COVERAGE TERRITORY ENDORSEMENT
AUTHORIZED REPRESENTATIVE
PAYMENT OF LOSS UNDER THIS POLICY SHALL ONLY BE MADE IN FULL COMPLIANCE WITH ALL UNITED SLATES OF AMERICA ECONOMIC OR TRADE SANCTION FAWS OR REGULATIONS, INCLUDING, BUT NOT LIRNILED TO, SANCTIONS, LAWS AND REGULATIONS ADMINISTERED AND ENFORCED BV “THIS U.S. TREASURY DEPARTMENT’S OFFICE C-F FOREIGN ASSETS CONTROL (“OFAC”).
END 009 39644 17/051 PAGE 1 OF 1
RIDER*

THIS ENDORSEMENT, EFFECTIVE 12:01 DLFL
POLICY NUMBER 013-69-S6 ISSUED 10 TRIABLE CAPITAL CORPORATION TRIANGLE MEZZANINE FUND, LLLP
FEBRUARY 21. 2008
FORMS A PART OF
BY NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
FORMS INDEX ENDORSEMENT THE CONTENTS OF THE POLICY IS COMPRISED GF THE FOLLOWING FORMS:
| | EDITION FORM NUMBER DATE HUK\L TITLE —— —— —
| |
467Z6 12J87 FINANCIAL INSTITUTION BOND — FORM # 14 DEC
08^88 FINANCIAL FIDELITY FORM 14 GUTS
SR 6L69B 10/87 NORTH CAROLINA RIDER
57632 06^93 CANCELATIOM NOTFCE
SR6145B ERISA RIDER
SR6196 COMPUTER SYSTEMS FRAUD INSURING AGREEMENT
AMEND COUNTERFEIT CURRENCY { CURRENCY OF ANY COUNTRY)
MNSCPR AMENDED RICO EXCLUSION
HNSCPR REPRESENTATION OF THE INSURED
NNSCPR NOTICE OF CHANGES RIDER
B9644 07/05 COVERAGE TERRITORY ENDORSEMENT (OFAC)
78859 IO;OI FORMS INDEX ENDORSEMENT
ALL OTHER TERMS, CQMDITIQNS AND EXCLUSIONS REMAIM UNCHANGED.
O< /
AUTHORIZED REPRESENTATIVE
78S59 \ 10/01)
END 010

POLICYHQLDER NOTICE
THANK YOU FOR PURCHASING INSURANCE FROM A MEMBER COMPANY OF AMERICAN INTERNATIONAL GROUP, INC. (AIG}. THE AIG MEMBER COMPANIES GENERALLY PAY COMPENSATION TO BROKERS AND INDEPENDENT AGENTS, AND MAY HAVE PAID COMPENSATION IN CONNECTION WITH YOUR POLICY- YOU CAN REVIEW AND OBTAIN INFORMATION ABOUT IHE NATURE AND RANGE OF COMPENSATION PAID BY AIG MEMBER COMPANIES TO BROKERS AND INDEPENDENT AGENTS IN THE UNITED STATES BY VISITING OUR WEBSITE AT WWW,AIGPRODUCERCOMPENSETION,COM OR BY CALLING AIG AT 1-800-706-3102,
91222 (7/06)

Unanimous Written Consent of the Board of Directors of
Triangle Mezzanine Fund LLLP (the “Company”) In Lieu of a Meeting
     Pursuant to authority delegated to the Company’s Board of Directors (the “Board”) under Section 59-403(c) of the North Carolina Revised Uniform Limited Partnership Act and Article 3.01(a)(A) of the Company’s Second Amended and Restated Agreement of Limited Partnership, the undersigned, being all of the directors of the Company who are not “interested” persons under the Investment Company Act of 1940 (the “1940 Act”), do hereby authorize, adopt and approve the following resolutions in lieu of holding a special meeting of the Board:
Fidelity Bonding
     WHEREAS, the Board has reviewed the renewal of the Company’s Investment Company Bond, issued by National Union Fire Insurance Company of Pittsburgh, PA (the “Fidelity Bond”), which includes as joint insured the Company’s parent, Triangle Capital Corporation (the “Parent”); and
     WHEREAS, the Board has considered, among other things: (i) the required amount of fidelity bond coverage for a joint insured bond under the 1940 Act; (ii) the form and amount of fidelity bond coverage in light of the value of the aggregate assets of the Company and the Parent; (iii) the number of the insured parties; (iv) the amount of premium for the Fidelity Bond allocable to the Company and the Parent, in the amounts of $3,517.75 and $10,553.25, respectively, such premium allocable to the Company having been paid for the period of February 21, 2008 through February 20, 2009; and (v) the comparative amount that the Company would have had to pay if it had provided and maintained a single insured bond, such amount being $3,517.75.
     NOW, THEREFORE, BE IT RESOLVED, that the members of the Board approving these resolutions, each of whom is not an interested person under the 1940 Act, hereby acknowledge and agree that the Fidelity Bond is reasonable in form and amount.
     FURTHER RESOLVED, that the appropriate officers of the Company be, and they hereby are, authorized to enter into the Fidelity Bond for the Company.
     FURTHER RESOLVED, that any and all previous actions taken by the Company’s officers, principals or agents in connection with the Fidelity Bond be, and hereby are, approved and ratified as duly authorized actions of the Company.
     FURTHER RESOLVED, that the appropriate officers of the Company be, and each of them hereby is, authorized and directed, for and on behalf of the Company, to file the Fidelity Bond with the Securities and Exchange Commission.
[the following page is the signature page]

     IN WITNESS WHEREOF, The undersigned, being all of the directors of the Company who are not “interested” persons under the 1940 Act, by signing this consent, waive all notice of the date, time, place and purpose of a special meeting of the Board and agree to the transaction of the business hereinabove set forth by written consent of the said directors in lieu of such meeting. This consent, when fully executed, shall be included in the minute book of the Company.

DIRECTORS:

/s/ W. McComb Dunwoody

W. McComb Dunwoody Date: May 13, 2008

/s/ Thomas M. Garrott, III

Thomas M. Garrott, III Date: May 13, 2008

/s/ Benjamin S. Goldstein

Benjamin S. Goldstein Date: May 13, 2008

/s/ Simon B. Rich, Jr.

Simon B. Rich, Jr. Date: May 13, 2008

/s/ Sherwood H. Smith, Jr.

Sherwood H. Smith, Jr. Date: May 13, 2008

Agreement Regarding Fidelity Bonding
     This Agreement Regarding Fidelity Bonding is dated effective as of the 21st day of February, 2008, by and among Triangle Capital Corporation and Triangle Mezzanine Fund LLLP (the parties are collectively referred to herein as the “Insureds”).
     Whereas, the Insureds are parties to that certain Financial Institution Bond No. 013-69-96, a joint insured fidelity bond issued by National Union Fire Insurance Company of Pittsburgh, PA in the amount of $5,000,000 (the “Bond”); and
     Whereas, pursuant to Rule 17g-1(f) under the Investment Company Act of 1940 (the “Act”), the Insureds desire to document their agreement regarding any future recovery due to either or both of the Insureds under the Bond;
     Now, Therefore, for and in consideration of the mutual promises hereinafter set forth the Insureds hereby agree as follows:
     Each of the Insureds acknowledges and agrees that in the event recovery of any amounts is received under the Bond as a result of a loss sustained by both of the Insureds, the Insureds shall receive an equitable and proportionate share of the recovery, but at least equal to the amount which either Insured would have received had it provided and maintained a single insured bond with the minimum coverage required by Rule 17g-1(d)(1) under the Act.
[Signature Page Follows]

     In Witness Whereof, the Insureds have caused this Agreement to be executed by their respective officers, thereunto duly authorized, as of the day and year first above written.

TRIANGLE CAPITAL CORPORATION

By	/s/ Garland S. Tucker, III
Name: Garland S. Tucker, III
Title: President, Chief Executive Officer and Chairman of the
Board of Directors

TRIANGLE MEZZANINE FUND, LLLP

By:	New Triangle GP, LLC, its general partner

By:	Triangle Capital Corporation, its manager

By	/s/ Garland S. Tucker, III
Name: Garland S. Tucker, III
Title: President, Chief Executive Officer and Chairman
of the Board of Directors